Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

January 15, 2026

VIA EDGAR TRANSMISSION

Mr. Daniel Greenspan

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust III (the “Trust”)

Post-Effective Amendment No. 145 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811- 23312; 333- 221764

Dear Mr. Greenspan:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on January 14, 2026, with respect to the Registration Statement and the Trust’s proposed new series, VistaShares TEPRTantrum Contrarian Select ETF, VistaShares Target 15 TEPRTantrum Contrarian Distribution ETF, VistaShares TPLoeb Event Driven Select ETF, VistaShares Target 15 TPLoeb Event Driven Distribution ETF, VistaShares TIGR Cub NextGen Select ETF, VistaShares Target 15 TIGR Cub NextGen Distribution ETF, VistaShares LAFFTech Select ETF, and VistaShares Target 15 LAFFTech Distribution ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined here have the same meaning as in the Amendment.

Prospectus

1.	Given the disclosure is similar across the Funds, all comments provided by the Staff with respect to a particular Fund should be applied across the Funds, as applicable

Response: The Trust confirms that revisions have been made across the Funds where applicable.

2.	Supplementally provide the Staff with each Fund’s index methodology.

Response: The requested information has been provided to the Staff under separate cover.

3.	With respect to the VistaShares TEPRTantrum Contrarian Select ETF, revise to clarify any distinction between Appaloosa Management L.P. (“Appaloosa”) and its holdings, compared with the individual fund vehicles managed by Appaloosa. While Appaloosa as an entity reports upwards of fifty companies in its portfolio under Form 13F, those holdings may be spread out amongst a number of funds or accounts. Address for each Fund as applicable.

Response: The Trust responds by revising the referenced disclosure as provided to the Staff under separate cover.

4.	Where it states that the “Index Provider may determine to substitute an Index constituent or make an extraordinary adjustment to the Index if it determines an extraordinary event has occurred,” please revise to provide examples of “extraordinary events.”

Response: The Trust responds by revising the referenced disclosure as provided to the Staff under separate cover.

5.	For each of the “Select ETF” Funds, explain why characterizing each as actively managed is appropriate since these Funds generally seek to track an index and the discretion that the sub-adviser has is typical for index funds.

Response: The Trust respectfully notes that many “actively managed” ETFs nevertheless utilize an index for purposes such as a performance benchmark or as in this instance, a base, or starting or reference point, from which a portfolio is actively constructed, rather than as a template for a portfolio that an ETF must replicate, as in the case of a passively managed ETF. With respect to the “Select ETF” Funds, as explained in the existing disclosure, these Funds’ investment sub-adviser does not seek to passively replicate the Index, but rather, invests in equity securities based on the Index while reserving investment discretion to (i) invest either directly or indirectly/synthetically (via derivatives) in securities represented in the Index, (ii) reallocate holdings more often than the Index is rebalanced, and (iii) invest in securities not included in the Index under certain circumstances. Based on the above, the Trust believes the existing disclosure adequately describes the manner in which these Funds are “actively” managed, but has further clarified the disclosure for the Select ETF Funds in this regard, in light of the Staff’s comment (as provided to the Staff under separate cover).

6.	With respect to the VistaShares TEPRTantrum Contrarian Select ETF, please address in the Fund’s risk discussion, to extent applicable, the following risks. Address for each Fund as applicable.

a.	the Index and Fund are unable to incorporate aspects of the investment philosophy of Appaloosa that rely on Appaloosa's proprietary methodologies and processes for portfolio selection;

b.	the publicly available data from which the Index is derived provide only limited information about Appaloosa's portfolio and are not necessarily a complete reflection of Appaloosa's holdings and trading positions as a whole; and

c.	the Index includes only the top 20 U.S.-listed equity securities held by Appaloosa, to the extent available, which is not a comprehensive representation of Appaloosa's complete portfolio holdings.

Response: The Trust responds by revising the referenced disclosure as provided to the Staff under separate cover.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP of Legal Services

Tidal Investments LLC, on behalf of Tidal Trust III

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